Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following is an excerpt from a Q&A with James P. Gorman, Chairman and CEO of Morgan Stanley, at the Annual Morgan Stanley U.S. Financials Conference held on June 9, 2020:

Q. Okay. Well, that's very clear. Maybe we could speak a little bit about the business lines before digging into the 2Q outlook here. But when we're looking at wealth, let's kick off with Wealth. You announced the E*TRADE acquisition, I think it was back in February. And I think you're expecting it to close in 4Q. Can you just give us a sense as to how you're anticipating E*TRADE is going to fit into the Wealth, help the business model you already have today, and what you're expecting to be able to do with that post integration?

A. Yes. I mean, it's really exciting. We had -- I had a conference call with the E*TRADE operating committee, a Zoom call yesterday. I've got another call with, I think, all of their managing directors next Tuesday and then the following week with all their employees. I couldn't be happier about this deal. And everything I've learned about them since we did -- it's one thing during negotiations, right? There's posturing and there's stuff going on. But now that we're dealing with folks who are going to be our colleagues, then they're -- the team has been world-class. Their team, I'm really impressed with their management team, really impressed with their technology, with their digital banking capability. This is -- one thing we've learned through COVID is people are using digital more, not less. That's why Amazon and Google and all these companies have exploded. It's the same in our business. So having world-class digital capability, if ever we needed it, we need it now, and not having to go and build it for another decade, which we've been grinding away doing, but buy it and put this on our system, I'm thrilled about it. And that's putting aside the whole workplace strategy and the huge stock plan business that we now have between the 2 companies. So listen, E*TRADE, it does several things. It makes us bigger, which gives us scale to pay for stuff like cyber. Number two, it diversifies the company even more, giving us more Wealth and Asset Management, which should ultimately, dear investors, please listen, translate into a higher multiple on our earnings. At some point, the marketplace is going to figure this out and give us that. But this is the kind of that will help. Number three, gives us digital banking capability. Number four, it's a source of deposits and lower cost of funding. Number five, there is clearly a demographic that wants to deal only digitally. They have their demographic. Number six, it just gives us a technology organization that infuses our technology organization with a lot of innovation. There are so many things that are positive about this. So how does it fit? We'll keep the front end. We'll keep the brand. It will be E*TRADE powered by Morgan Stanley or something like that. But the E*TRADE brand has real value. It's important to their client base. We want to keep that. Secondly, it's an avenue we can run internationally. It might be Morgan Stanley powered by E*TRADE internationally. We'll play it out in different markets over the years. We'll fold our banks together. We have 4 banks between us, obviously subject to regulatory approval. We can share a lot of the back office and a lot of the technology. But the front end will be -- there'll be E*TRADE, which is our direct channel, and there'll be obviously our financial base channel, which is the $2.5 trillion of assets.

Q. That's a great summary. And the 4Q closing is still your expectation at this stage?

A. Yes. I think the public record is their shareholder vote is July 17, I think. I don't want to presume that. But I can't imagine that's going to be an issue. And then we're waiting frankly Federal Reserve approval. We've got integration teams that are working, we're through any DOJ stuff. I feel -- I'm feeling very confident about the close. We'd love it as early as possible in Q4. But ultimately, it's in the hands of our regulators. And they'll do their work as they need to and get back to us. So we're -- but it will happen in Q4 and hopefully in the first half of Q4. And we're ready, we're all geared up.

Q. Okay. Great. Let's turn next topic to the field, the Wealth Management division today. What are you thinking some of the key drivers for growth in that business are going to be on a stand-alone basis? How important is technology? And could you give us a sense of growth via either assets held away or FA recruitment?

A. Yes. We've still got through Yodlee and other applications, we know how much money or good estimate of how much money our clients have away. That's really powerful. Secondly, with E*TRADE, we know a lot of clients have money at Schwab, Ameritrade and other institutions that we can now consolidate, that have accounts with Morgan Stanley but have relationships with those institutions. We can consolidate all of that. Thirdly, we haven't begun to penetrate the whole banking sector. And not having a quality digital bank has been a major handicap on that. Again, we'll get that through the E*TRADE deal. We're doing some recruiting. We're always in the market for talented people. And frankly, without being arrogant about it, I think we're a place of choice right now on The Street for Wealth Management. I think we get 8 of the top 10 people on the Barron's 400 list. It's just -- or maybe it's a Barron's 100 list. It's just at the top of the house, we have unbelievable quality people. And they function very well inside an investment bank. And that's known across The Street. So yes, recruitment assets held away, digital banking accounts held with other online providers that we can consolidate through E*TRADE, they're just some of the areas for growth. But it's not growing at the level that the digital players are growing. And we also have the RIA channel, which is a potential, given E*TRADE has that. It's relatively small, but that's also been a fast-growing part of the marketplace. So I'm just excited that we've got all these little engines within Wealth, which of itself is a monster business, chugging. Now we'll talk about rates and the impact on the business, I'm sure. But there are a lot of positives and then there are some obvious headwinds.

Q. One question before we get to rates is just the footprint. Obviously, Wealth has historically been primarily U.S.-focused. But you mentioned in your E*TRADE discussion, maybe going outside the borders here. Can you give us a sense of whether or not that is something you're thinking about just with the E*TRADE option? Or are you also thinking about that from the financial adviser, relationship manager option?

A. Well, we do have a financial adviser operation across Asia, based in Hong Kong and Singapore, which deals with a lot of the very wealthy – across really the Chinese communities in particular. And we have a traditional broker-dealer in Australia that we got as part of the Smith Barney acquisition. We sold our business in Europe to Credit Suisse. So if you look internationally, we have some. But Betsy, it's nothing near the potential of what it could be. And Morgan Stanley's presence in so many international markets, from Saudi to Japan to Korea, Brazil, Germany, you got -- we're – our brand is very visible in these markets. So we're punching below our weight in terms of business opportunity. So we have 3 parts. One is do we replicate the U.S. model? The answer to that is no. The only countries where the broker-dealer-type model, commission-based has really worked has been Australia, Canada, Japan to some extent, U.K. to some extent. So it's really -- it doesn't function. Don't lift it and place that outside. Do we go the private banking route? Probably not. It's -- given all the compliance and money laundering and other issues that have been and managing lot of them because a lot of that is offshore money, we've tended to stay away from that. So really, our focus is through the digital direct platform. And that's why with Morgan Stanley's brand, our research, our product and E*TRADE's technology, who've been -- they've been internationally before. Remember, they're in Japan probably 15 years ago. I see that as a great opportunity for us in select markets.

Q. What about the thought here on pretax margin in the business, given the rate environment? Is there anything you can do to offset that rate environment? And maybe you can speak to just what you're expecting with regard to pretax margin due to the rate declines we've had today?

A. Well, the math would tell you that the margin drops from 28% to, I don't know, 23% to 24%, probably 23%-something, just from the move in rates, right? When rates dropped so precipitously earlier this year, that was several hundred million dollars of which we don't compensate on, so it goes straight to the bottom line. So it's just math. I mean I can pretend it didn't happen, but it did happen. I don't think we're going to be in effectively 0 rate environment forever. But do -- am I happy about the way it happened? No, but it happens, so you adjust. We're still seeing great flows. We're seeing the loan book, particularly the mortgage book, has held up really well and is growing. We're seeing consolidation, which I talked about earlier. And we're seeing opportunities to grow through the stock plan business and conversion with E*TRADE. And E*TRADE's margins, its own margin is around 45%. So when you combine their, call it, nearly $3 billion of revenue to the wealth, that will help push the margin back up some. And frankly, we've been very active in the Wealth business. So it's too early to say. There was obviously a Q1 like just a punch in the face. But unlike the old days, Betsy, you've been around this place. You know 10 years ago, this kind of environment would have saddled us back to a 0% to 5% pretax margin. 5 years ago, it would have put us at 15%. 3 years ago, it would have put us at 20%. If I said to you, we're going to be in a 0% interest rate environment in the kind of market shock we've all been through with everybody working at home, and we're going to generate pretax margins still above comfortably above 20%, you'd take it all day long. Now we're not happy with that where it is. Our long-term targets were 28% to 30%. We remain committed to those in the long term. But in this environment, we've got to get past this rate cycle. And frankly, we've got to build those other legs, which we're in the process of doing, including closing E*TRADE.

Q. Okay. Great. Just lastly on Wealth. Have the Wealth clients started to come back into the equity market yet? Or do you see cash on the sidelines as kind of latent energy there?

A. It's been -- the cash is up a little bit. Cash and cash equivalents, I think, are close to 21%. I don't have the exact number. But we're seeing asset flows. I mean what happens in times of stress is clients tend to gravitate towards the bigger, stable institutions. And there were some major outages with some of the new online robo players. That doesn't work. You can't like not access your account for several days and think that, that's okay. So institutions like ours that didn't have outages and E*TRADE was the same, that's very important. So I just think we're in an environment where you're going to see growth coming out of -- partly because of the stability of the institution.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that includes a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406
investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise is contained in the amended proxy statement/prospectus filed by Morgan Stanley with the SEC on May 20, 2020 and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on April 3, 2020. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 24, 2020. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the amended proxy statement/prospectus filed by Morgan Stanley with the SEC on May 20, 2020 and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks described in the amended proxy statement/prospectus on Form S-4 filed by Morgan Stanley with the SEC on May 20, 2020, as may be amended in the future, available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, are more fully discussed in the amended proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC on May 20, 2020, as may be amended in the future, in connection with the proposed acquisition. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4, as may be amended in the future, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.